EXHIBIT 3.1

CERTIFICATE OF AMENDMENT TO BYLAWS

1.	Section 3.2 of the Bylaws is hereby amended and restated in its entirety as follows:

3.2 Vacancies. Except as otherwise provided by law, vacancies in the Board of Directors, whether caused by death, resignation, retirement, disqualification, removal, increase in the number of directors, or otherwise may be filled for the remainder of the term only by (a) the Board of Directors, or (b) if the directors in office constitute less than a quorum of the Board of Directors, by an affirmative vote of a majority of the remaining directors. The term of a director elected to fill a vacancy expires at the next shareholder meeting at which directors are elected. A vacancy that will occur at a specific later date may be filled before the vacancy occurs, but the new director(s) may not take office until the vacancy occurs.

2.	Section 3.4 of the Bylaws is hereby amended and restated in its entirety as follows:

3.4 Election. Unless otherwise required by the Articles of Incorporation, directors shall be elected at a meeting of the stockholders by a plurality of the votes cast at the election. The candidates with the highest number of votes, up to the number of available director positions, are elected.